Mail Stop 0511

May 17, 2005

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

   RE: Cancer Therapeutics, Inc.
     Amendment 3 to Registration Statement on Form SB-2
     File No. 333-119915
     Amendment Filed: April 13, 2005

Dear Dr. Oldham:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page</u>

1. It is assumed that the termination date for the maximum offering is 150 days; if not, please clarify.

2. Any minimum purchase requirements for each person should be indicated.

3. Remove the reference to "initial maximum" from the first paragraph.

4. We reissue our prior comment 2. Limit the outside cover to one EDGAR page in accordance with Item 501(a) of Regulation S-B.

Prospectus Summary

5. Working Capital (Deficit) and Total Assets amounts at November 30, 2004 indicated on page 2 are not consistent with the financial statements.

Risk Factors

6. We reissue our prior comment 5. Your risk factor subheadings are not visually distinctive from the general text. Please use italics or bold-faced type in addition to italics so that your subheadings will be readily distinguishable.

Use of Proceeds

7. Please reconcile the amounts for offering expenses indicated in the table and in footnote (1) with the $108,559 total in Item 25 of Part II.

8. Indicate in footnote (1) the amount per share value used for the 400,000 shares issued to counsel.

9. Please present all amounts in full dollars by rounding the cents up or down, as appropriate.

Dilution – Net Tangible Book Value

10. Refer to prior comment 6. The calculation of net tangible book value (and NTBV per share) for maximum, mid-range and minimum offerings did not account for the change in net tangible book value resulting from updating financial information to November 30, 2004. This comment also applies to the table provided. Please revise.

Management's Discussion and Analysis. . .
Potential Liability for a Violation of the Securities Act

11. Please add the number of shareholders involved, the number of shares issued in the spin-off, the date(s), consideration paid, if any, and the rationale for the assumed .03 to .05 cents per share.

Business

12. We note the company's revisions to our prior comment 8 yet we reissue the comment. Expand the disclosure addressing the substance of the warning letter

you received and how it has impacted your operations. Also, review your disclosure in this section and, to the extent it gives the impression that your treatments are effective, revise the disclosure to discuss how you determined efficacy if your treatments are still under investigation with the FDA.

Certain Relationships and Related Transactions

13. Update this disclosure through the latest practicable date.

14. There appear to be related-party obligations in default. See Note 7 of the Notes to the Financial Statements. Please discuss.

15. Balances outstanding at the latest practicable date should include accrued interest.

16. Refer to prior comment 10. The information provided in this section should be expanded to include the "as determined" value of the shares issued disclosed in Note 5 and reflected on the statement of stockholders' equity. Please revise.

Plan of Distribution

17. The cash balance at November 30, 2004 does not reconcile with the balance sheet of that date. The amount should also be updated to the latest practicable date.

Financial Statements
Note 2 – Significant Accounting Policies
d. Revenue Recognition Policy, pages F/S-7 and F/S-8

18. Refer to prior comment 13. The information provided and disclosure added do not adequately address our concerns regarding how revenue is recognized based on the terms of individual contracts and their completion. As you've indicated in your response to prior comment 40 (and as described in the Specimen contract under Exhibit 10.11), the term of the contract was for six (6) months. Consequently, revenue should not be recognized until it has been determined that the contract has been completed (e.g., term of contract has expired after 6 months) regardless of whether or not a monthly fee is assessed. Please revise to comply.

Financial Statements for the fiscal years ended May 31, 2004 and 2003

19. Refer to prior comment 15. We note that the independent auditors' report is dated April 11, 2005. If this is correct, the dual date for Note 13 should be removed since it was prior to the report date (i.e., March 23, 2005). Please revise.

<u>Financial Statements for the periods ended November 30, 2004 and 2003</u>

<u>Statements of Cash Flows, page F/S-21</u>

20. Refer to prior comment 17. The amount recorded as common stock issued for services should be properly aligned. Please revise.

<u>Note 9 – Contingencies</u>

<u>Unregistered Spin-off, page F/S-12</u>

21. An amount subject to rescission from possible Section 5 violation should be reflected on your financial statements. As indicated here and disclosed on page 10 of MD&A, you have satisfied the requirements to accrue an estimated loss as outlined in paragraph 8 of FAS 5. Please revise.

<u>General</u>

22. The financial statements should be updated to satisfy the requirements of Item 310(g) of Regulation S-B. In addition, a currently dated consent of the independent accountants should be included in any amendment to the registration statement. Also, reconcile the date of the auditors' report included herein to the report itself.

Part II – Information Not Required in Prospectus

Item 26. Recent Sales of Unregistered Securities

23. Information should be updated to the latest date.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
        801-816-2599 (facsimile)